

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Mr. Richard B. Abshire
Vice President and Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Parkway, Suite 2700
Houston, TX 77027

> **Re:** **Adams Resources & Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **File No. 1-07908**

Dear Mr. Abshire:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your total revenues and accounts receivable. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

2. We note that you incorporate by reference Part III of your Form 10-K from your proxy statement for the annual meeting of stockholders to be held May 19, 2010, and that the proxy statement was not filed until after 120 days from the end of your fiscal year. Please address the late filing of the 10-K or discuss how your 10-K was timely filed. Please address any implication to the company in the event its 10-K was not timely filed.

<u>Fluctuations in the Oil and Gas Prices Could Have an Effect on the Company, page 9; and</u>
<u>Fluctuations in Commodity Prices Could Have an Adverse Effect on the Company, page 11</u>

3.   We note that each of these risk factors discuss similar, if not the same risk to the
        company. Please revise to consolidate the two risk factors to ensure that your risk factor
        discussion is concise and organized logically. See Item 503(c) of Regulation S-K.

<u>Management's Discussion and Analysis</u>

<u>Results of Operations, page 16</u>

4.   We note the difference in operating earnings for your crude oil segment from 2008 to
        2009 is $19,949,000. Further, you state that the change in operating earnings was due to
        (1) inventory related gains and losses, accounting for $17,580,000 of the difference, and
        (2) the reduced price for diesel fuel in 2009, accounting for $2,700,000 of the difference.
        Please include disclosure regarding the remaining $2,369,000 difference in operating
        earnings from 2008 to 2009.

5.   Please address the growth in your accounts receivable despite the significant decline in
        revenues.

<u>Concentration of Credit Risk, page 43</u>

6.   We note you had three customers in 2009, one customer in 2008, and two customers in
        2007, from which you derived more than 10% of your total revenues and accounts
        receivable. Please expand your disclosure to provide the names of these major
        customers, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you
        believe this disclosure is not required.

<u>Financial Statements</u>

<u>Note 10 – Oil and Gas Producing Activities, page 47</u>

7.   Please revise the table in which you present various components of the standardized
        measure of discounted future net cash flows on page 49 to include future income taxes
        and total future net cash flows before the discount to comply with FASB ASC paragraph
        932-235-50-31(c) and (d).

        Also explain why your estimate of future net revenues from proved reserves as of
        December 31, 2009 does not agree with the corresponding measure appearing in the
        Ryder Scott Company, L.P. report at Exhibit 99.1.

Estimated Oil and Natural Gas Reserves, page 48

8.   Please modify your Summary of Oil and Gas Reserves at Fiscal Year End table to include disclosure of proved undeveloped reserves pursuant to Item 1202(a) of Regulation S-K.

9.   Further, if applicable, please include material changes to your proved undeveloped reserves and progress made during the year to convert proved undeveloped reserves to proved developed reserves pursuant to Item 1203 of Regulation S-K.

Controls and Procedures, page 51

10.   We note that "[your] internal control over financial reporting is a process designed [] to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States," but, "[b]ecause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

11.   Please include an attestation report of your registered public accounting firm on the internal control over financial reporting pursuant to Item 308(b) of Regulation S-K.

Exhibit 99.1

12.   We note that you have identified a third party engineering firm, Ryder Scott Company, L.P. as having prepared the reserve estimates that you have disclosed and see that you have attached a report from that firm as an exhibit to your filing. Revise the report to comply the following items under Item 1202(a)(8) of Regulation S-K:

●   A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report.

●   A discussion of the possible effects of regulation on your ability to recover the reserves.

●   A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

●   A brief summary of the engineer's conclusions with respect to the reserve estimates.

13.   We note that Ryder Scott Company, L.P. refers to offshore Louisiana properties when identifying the various locations of your reserves. Please tell us why you do not discuss these properties within your Form 10-K.

14.   We note the closing paragraph of the report prepared by Ryder Scott Company, L.P. states in part that the report "was prepared for the exclusive use and sole benefit Adams Resources Exploration Corporation and may not be put to other use without our prior written consent for such use."

15.   As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director